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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Director dealings in securities
Johannesburg, 3 December 2020.
Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of shares
Transaction Date
1 December 2020
Number of shares
22 000
Class of Security
ADR
Market Price
USD14,00
Total Value
USD308 000
Transaction Date
2 December 2020
Number of shares
20 000
Class of Security
ADR
Market Price
USD15,005
Total Value
USD300 100
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website:
www.sibanyestillwater.com